Exhibit 99.2



02/CAT/12

Not for release in Australia, Japan and the Republic of Ireland

Page 1 of 1

FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST Monday 11 March 2002

For Further Information Contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233               Tel: +44 (0) 20 7950 2800
David Chiswell, Chief Executive Office  Kevin Smith
John Aston, Finance Director            Graham Herring
Rowena Gardner, Head of Corporate
Communications

                                        BMC Communications/The Trout Group (USA)
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext.15 (investors)

                     CAMBRIDGE ANTIBODY TECHNOLOGY COMMENTS
              ON DEVELOPMENTS REGARDING ITS OFFER TO ACQUIRE ALL OF
           THE OUTSTANDING COMMON SHARES OF DRUG ROYALTY CORPORATION

Melbourn, UK and Toronto, Canada...Cambridge Antibody Technology Group plc ("CAT") (LSE: CAT; NASDAQ: CATG) comments on recent developments in relation to the Offer by CAT, through its wholly owned subsidiary, 3982904 Canada Inc. (the "Offeror") to acquire all of the outstanding common shares of Drug Royalty Corporation Inc. ("DRC") (TSE:DRI). In connection with the Offer the following developments have occurred:

o CAT and the Offeror elected not to deliver to DRC an amended Offer in response to DRC's proposed agreement with Inwest Investment Ltd.("Inwest").

o DRC has provided notice to CAT and the Offeror that the Support Agreement between CAT and DRC has been terminated by DRC in accordance with its terms.

o DRC entered into a definitive agreement with Inwest pursuant to which a subsidiary of Inwest will make an offer to acquire all of the DRC Shares for C$3.05 per share in cash. DRC's board of directors has withdrawn its recommendation of the CAT Offer and has recommended the Inwest offer.

o As a result of the termination of the Support Agreement the DRC shareholders, holding approximately 30% of the DRC Shares, who have deposited their DRC Shares to CAT's Offer pursuant to the terms of a lock up agreement will be entitled to terminate the lock up agreement and withdraw their DRC Shares.

o On Friday March 8, 2002 CAT announced the determination of the CAT Share Exchange Ratio and that the Top Up Amount and Additional Top Up Amount are to be paid entirely in CAT Shares (or CAT ADSs if the CAT ADS Option is chosen). The CAT Share Exchange Ratio was determined to be 0.095 and each DRC shareholder will therefore be entitled to receive 0.095 CAT Shares (or CAT ADSs, if the CAT ADS Option was chosen) for each DRC Share tendered to CAT's Offer.

o As a result of the foregoing and in accordance with the Royalty Agreement Amending Deed entered into with DRC on January 16, 2002, CAT's subsidiary, Cambridge Antibody Technology Limited, has the right to terminate the Royalty Agreement upon, or following, a change of control of DRC upon payment of Cdn.$14 million in CAT Shares or cash (or a combination of CAT Shares and cash) at CAT's option.

CAT's Offer remains open for acceptance by DRC shareholders until 9:00 p.m.
(EST) on Tuesday March 12, 2002.

The terms "Additional Top Up Amount", "CAT ADS", "CAT ADS Option", "CAT Share", "CAT Share Exchange Ratio", "DRC Share", "Offer", "Royalty Agreement", "Royalty Agreement Amending Deed", "Support Agreement" and "Top Up Amount" used in this press release shall have the meaning ascribed thereto in the take over bid circular.


                                            -ENDS-